UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41836

Birkenstock Holding plc
(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Explanatory Note

On April 5, 2024, Birkenstock Holding plc (the “Company”) announced its 2024 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as exhibits to this Report on Form 6-K and incorporated by reference herein. The information in Exhibit 99.1 hereto is also incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-274968) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in this Report on Form 6-K (including Exhibits 99.1, 99.2 and 99.3 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or herein.

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Exhibit Index

Exhibit Number	Description
99.1	Notice of 2024 Annual General Meeting
99.2	Registered Shareholders Proxy Card
99.3	Broker Proxy Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: April 5, 2024	By:	/s/ Johannes Liefke
Name: Johannes Liefke
Title: Director Legal Affairs

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